SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 22, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on July 22, 2019.

Autonomous City of Buenos Aires, July 22nd, 2019.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Prisma Medios de Pago S.A. – Share Transfer.

I write to you in my capacity as Head of Market Relations of Banco Macro S.A.(the “Bank”), in connection with the relevant events published on the Financial Information Highway (“AIF” for is acronym in Spanish language) on January 22nd and February 1st, 2019 (ID 4-2428836-D and 4-2433944-D), in order to inform that the process to determine the final selling price of the shares of Prisma Medios de Pago S.A. has been completed.

The final price of the shares transferred by the Bank is USD 63,455,704.61. The difference arising from a final price lower than the estimated price has been deducted from the price balance, and therefore there was no need for the Bank to return any amounts received. All other payment conditions have not been modified and remain in full force and effect under the terms described in the above mentioned relevant events.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 22, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer